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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                            GIBBS CONSTRUCTION, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   374636108
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Robert A. Forrester, Esquire
                      1215 Executive Drive West - Suite 102
                              Richardson, TX 75081
                                 (972) 437-9898
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          October 5, 17, and 20, 2006
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page . The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







              Persons who respond to the collection of information
               contained in this form are not required to respond
             unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 374636108           Schedule 13D                     Page 2 of 5 Pages


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Steven L. Sample
         ----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group:
         (a)     Not applicable
------------------------------------------------------------------------------

         (b)     Not applicable
------------------------------------------------------------------------------

3.       SEC Use Only

4.       Source of Funds  [PF]

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable


6.       Citizenship or Place of Organization   USA
------------------------------------------------------------------------------

Number of         7. Sole Voting Power.......4,000,000........................
Shares Bene-
ficially          8. Shared Voting Power.....0................................
Owned by Each
Reporting         9. Sole Dispositive Power......4,000,000....................
Person
                  10. Shared Dispositive Power .......0.......................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person ....4,000,000
                                                                      ---------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                ....Not applicable..........

13.  Percent of Class Represented by Amount in Row (11) ..........49.63%.......


14.  Type of Reporting Person  [IN]...
                              ----------


Item 1. Security and Issuer

         The securities covered by this Schedule 13D are shares of common stock, $.01 par value (the "Common Stock"), of Gibbs Construction, Inc., a Texas corporation (the "Company"). The Company's principal executive offices are located at 1515 East Silver Springs Boulevard - Suite 118.4, Ocala, FL 34470.

Item 2. Identity and Background

         (a) This Schedule 13D is being filed by Steven L. Sample (the "Reporting Person").
         (b) The business address of the Reporting Person is: c/o Gibbs Construction, Inc., 1515 East Silver Springs Boulevard - Suite 118.4, Ocala, FL 34470.
         (c) The Reporting Person is the CEO of the Company ("Gibbs").
         (d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).
         (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) The Reporting Person is a U.S. citizen.

CUSIP No. 374636108       Schedule 13D                         Page 3 of 5 Pages

Item 3. Source and Amount of Funds or Other Consideration

         On October 5, 2006, the Reporting Person acquired an aggregate of 4,000,000 shares (the "Shares") of Common Stock from Thacker Asset Management, LLC, for the sum of $50,000.00 cash.

Item 4. Purpose of Transaction

         The Reporting Person acquired the Shares to facilitate control of the Company so that he could effect a recapitalization thereof and to place assets therein. This is an extraordinary transaction in that the Reporting Person is engaged in a reorganization of the company, which emerged from federal bankruptcy court on June 26, 2006, with no assets or liabilities. As such, the reporting person did not make a purchase resulting in the transfer of a material amount of assets. The Reporting Person plans to acquire additional shares in exchange for obligations of the company which he has paid, including $20,950 paid to the stock transfer agent, $3,500 paid to its bankruptcy, and $1,500 paid to its general counsel on behalf of the Company, and other expenses. The Reporting Person will serve as the CEO of the Company during the process of restructuring and thereafter. The Company appointed the Reporting Person as a member of the Company's board of directors on July 25, 2006. He plans a restructuring of the company's capitalization. Except as disclosed herein as of the date of this Schedule 13D, the Reporting Person has no plans or proposals with respect to the Company which relate to or would result in any of the events described in Item 4(a) through 4(j) of this Item 4 except as shown below. Any decision by the Reporting Person in the future to acquire or dispose of equity in the Company will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant by the Reporting Person.

         The Company plans to engage in a private placement offering of its securities in the near future. Additionally, the Company plans to issue additional shares to the Reporting Person and another party in exchange for their monetary and service contributions to the Company pursuant to its plan of reorganization, all of which is subject to the approval of shareholders of the Company. The reorganization plan calls for a 1:8 reverse split of the Common shares of the company, cancellation of 501,000 shares of its Common stock as approved by the bankruptcy court which was completed on October 5, 2006, increasing the total number of Common shares authorized from 15,000,000 to 150,000,000 with a par value of $0.001 per share, authorizing 2,000,000 shares of Preferred stock, par value $0.001, with designation of a Series A Preferred stock with increased voting rights. This proposal would permit the board of directors, in its sole discretion, to establish any series of preferred, so long as the total number of shares did not exceed 2,000,000 shares, without the consent or other approval of the Company's stockholders. Accordingly, the stockholders would not be able to determine the voting, dividend, liquidation and redemption rights of any additional preferred stock, matters that would be left in the sole discretion of the board of directors. The reorganization plan also calls for a change in the Company's name from Gibbs Construction, Inc. to Acacia Automotive, Inc. to better reflect the business which the Company intends to pursue, the acquisition of auto auctions. After these changes are approved by the shareholders, the Company plans to issue 8,117,500 of its new Common shares to the Reporting Person, along with 500,000 shares of Series A Preferred stock. These Preferred shares may not be transferred with the attendant voting rights, and must be converted to Common shares at a rate of one Common share for each preferred share at the time of transfer or upon the death of the Reporting Person. The Company also plans to issue 450,000 shares of its new Common stock and 25,000 shares of the new Series A Preferred stock to another individual who provided assistance in the restructuring. This other individual is bound by the same restrictions on his Series A Preferred stock, and further must convert it to Common stock if the reporting Person converts his Preferred shares to Common shares. Although the bankruptcy court permitted the Company to amend its articles of incorporation to issue 1,000,000 shares of preferred stock to a creditor, that amendment was not filed with the Secretary of State of Texas, and the creditor has agreed to accept 100,000 shares of Common Stock on a post-split basis in lieu of said preferred stock.

         (a) After these changes are effected upon approval by the shareholders, the Company will thereafter have 10,200,000 Common shares and 525,000 Series A Preferred shares issued and outstanding. Thereafter, and giving effect to the successful subscription of additional Common shares through a planned Private Placement Offering, an additional minimum of 500,000 shares and a maximum of 8,000,000 shares of the Common stock of the Company may be issued to new subscribers, bringing the total issued and outstanding shares of the Company in the aggregate to 10,700,000 shares of Common if the minimum subscription is achieved, or up to 18,200,000 shares of Common if the maximum subscription is achieved, as well as 525,000 shares of Preferred shares issue and outstanding. Additional shares may be issued as seen fit by the Board of Directors, although no such issue is currently contemplated to the Reporting Person except as provided herein.
         (b) The purchase of a controlling interest in the Company by the Reporting Person should be viewed as an extraordinary transaction, since the Company emerged from federal bankruptcy court without assets or liabilities on June 26, 2006. The Reporting Person will attempt to reorganize the Company, raise funds through a Private Placement Offering, and combine the Company with a viable business plan to fund future acquisitions and operations.

CUSIP No. 374636108               Schedule 13D                Page 4 of 5 Pages


         (c) Not applicable. The Company recently emerged from federal bankruptcy court without assets or liabilities, and as such cannot transfer any material assets.
         (d) It is anticipated that of the four current directors of the Company, two will resign at the Special Meeting of Shareholders presently scheduled for early 2007, leaving the Reporting Person and the Company's recently-installed President as the sole directors. Vacancies on the board created by those and any other resignations will be filled in a manner prescribed by the Company's Bylaws at the Company's earliest opportunity and in coincidence with its plan to revitalize the Company. The Company intends to select a total of five members to its Board of Directors, of which the Reporting Person will act as Chairman. Following the anticipated resignations of the two present outside directors who remain from the original corporation before and through its bankruptcy proceedings, the remaining three outside director positions are anticipated to be filled as quickly as practicable. All of the foregoing fillings of vacancies on the board are subject to approval by the shareholders at a meeting thereof. The Company plans to hold its Annual Meeting of Shareholders in the Spring of 2007.
         (e) The Company's current board of directors has recommended by Resolution a plan of recapitalization to its shareholders. This plan, which involves a 1:8 reverse split of the company's common shares, increasing the number of authorized Common shares, issuance of new Common shares, authorization and issuance of Preferred shares, changing the par value of the shares, and changing the name of the corporation. This Resolution will be placed before the shareholders at a meeting to be called as soon as practical, and presently anticipated for late January of 2007.
         (f) Not applicable
         (g) Pursuant to Item 4(a) above, the company is expected to issue to the Reporting Person 500,000 shares of Series A Preferred stock in addition to 8,117,500 shares of Common stock. Each share of he Preferred stock has attendant voting rights of 50 votes per share. The purpose of the issuance of the preferred stock to the Reporting Person is that the success or failure of the Company will be with him and his initiative. The voting provisions of the proposed stock would assure the Reporting Person's control to effect the business plan well into the future and significantly inhibit the ability of any shareholder or group of shareholders to implement a plan other than that contemplated or approved by the Reporting Person.
         (h) Not applicable
         (i) Not applicable
         (j) Not applicable

Item 5. Interest in Securities of the Issuer

         (a) As of the date hereof, the Reporting Person beneficially owns 4,000,000 shares of the Company's Common Stock. The 4,000,000 shares of Common Stock beneficially owned by the Reporting Person represented 49.63% of the 8,060,000 shares of the Company's issued and outstanding capital stock, all of which are Common shares.

         (b) The number of shares as to which the Reporting Person has:
    Sole power to vote or direct the vote:                           4,000,000
    Shared power to vote or direct the vote:                             -0-
    Sole power to dispose or direct the disposition:                 4,000,000
    Shared power to dispose or direct the disposition:                   -0-

         (c) Pursuant to the Purchase Agreement whereby the Reporting Person purchased the 4,000,000 shares of Common stock of the Company which is the subject of and is reported in this Schedule 13D, the sellers thereof also extended to him or other persons the right to purchase an additional 1,500,000 shares of the current Common stock of the Company. The Reporting Person declined to purchase any additional shares for his own person under that Purchase Agreement, and others acquired those shares instead. Two of those other persons, by acquisition of certain of the 1,500,000 shares, have become shareholders of five or more percent of the company's issued and outstanding shares, and have subsequently filed separate Schedule 13Ds accordingly. (See Item 5(d) below) Other than the transactions so described in this Item 5(c) and as found elsewhere in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Company's Common Stock within the past 60 days.
         (d) Two individuals, L. Palmer Sample and C. Scott Sample, have purchased 500,000 shares each for an aggregate combined total of 1,000,000 shares of the additional 1,500,000 shares available for purchase under the Purchase Agreement named in Item 5(c) above. As a result of those purchases, those two individuals have each become holders of more than 5% of the company's total issued and outstanding Common stock, and as such have each submitted their appropriate Schedule 13D as required. The acquisition of the remaining 500,000 shares by other individuals did not result in the attainment of an ownership of 5% of the company's issued and outstanding shares on the part of any person.
         (e) Not applicable.

CUSIP No. 374636108         Schedule 13D                      Page 5 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule13D, the following arrangements existed with regard to certain irrevocable voting proxies for certain shares of the capital stock of the Company:

         (a) The Reporting Person was granted voting proxies for certain shares of the stock of the Company under the terms and conditions of his certain Stock Purchase and Subscription Agreement and ancillary Agreements, all of which were dated and executed on August 15, 2006. Those agreements, in part, specify the following voting proxies to be granted to Steven L. Sample:

             (i) The sellers granted to Sample the voting proxies for the 4,000,000 shares of stock he purchased and which are the subject of this filing, as well as proxies for the other 1,500,000 shares which were made available to him for purchase (which shares are the subject of Item 5(c) above). The sellers did not then have possession of certificates representing those shares, and issued the proxies to the Reporting Person as a protection until the shares were actually transferred. Since the Reporting Person subsequently received the certificate for his 4,000,000 shares on October 5, 2006, and since he also declined to purchase any of the additional 1,500,000 shares, all of which were subsequently issued to other parties on October 17 and October 20, 2006, all the abovementioned proxies consequently became null and void and of no consequence.
             (ii) The sellers also granted to the Reporting Person the voting proxies for certain Preferred shares they are to receive under the Company's new plan for capital restructuring if that plan is ratified and approved in a shareholders meeting and pursuant to the descriptions given hereinabove. More specifically, the Reporting Person has the irrevocable proxy to vote, on behalf of sellers, a total of 25,000 shares of its Preferred stock, if issued under the plans for recapitalization of the Company, each share having 50 votes, for a total voting power of 1,250,000 votes.

         (b) That the total of the aforementioned proxies granted to the Reporting Person by the sellers under the terms of the Purchase Contract and ancillary Agreements are equal to 25,000 Preferred shares, each having 50 votes, for a total of 1,250,000 votes.

Item 7.  Material to be Filed as Exhibits.   N/A

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2006

/s/ Steven L. Sample

Name:  Steven L. Sample